Liquid Media Announces Change of Auditor

Vancouver, British Columbia – April 13, 2023 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) announces that it has changed its auditor from Davidson & Company LLP, Chartered Professional Accountants, (the "Former Auditor") to Marcum LLP, Certified Public Accountants (the "Successor Auditor").

There were no reservations in any auditor’s reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the Former Auditor's resignation. There were no reportable events between the Company and the Former Auditor.

The Notice of Change of Auditor, together with the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company’s audit committee and board of directors and are filed on SEDAR.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Investor / Business
Justin Kulik
CORE IR
justin@coreIR.com

Industry
Jane Owen

Jane Owen Public Relations Inc

+3238191122

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Forward-looking information in this news release includes, but is not limited to, the expectations of management with respect to the anticipated filing of the Annual Filings and the duration of the CTO, as well as the Company's expectation that it will file its Annual Report on Form 20-F. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.